Exhibit 13

Consent of Edward Kenny

United States Securities and Exchange Commission

Ladies and Gentlemen:

I, Edward Kenny, Professional Engineer, hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me that is of a scientific or technical nature contained in the Annual Information Form for the financial year ended December 31, 2016 regarding the water and tailings management facilities at the Rainy River project set out under the heading “Mineral Properties – Rainy River Project, Canada – Exploration and Development – Water and Tailings Management Facilities Update”.

Dated this 30th day of March, 2017

Yours truly,

/s/ Edward Kenny
Name:	Edward Kenny
Professional Engineer
New Gold Inc.